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VIA EDGAR

September 1, 2021

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Browning:

This letter responds to the comments on Post-Effective Amendment No. 115 to the Registrant’s registration statement on Form N-1A (“PEA 115”) on behalf of the Wasatch Long/Short Alpha Fund (the “Fund”) filed on EDGAR on June 30, 2021 that were provided to me by telephone on Wednesday, August 11, 2021 by the Securities and Exchange Commission (the “SEC”).

1.	Summary Section of Prospectus – Fees and Expenses- Fee Table

SEC Comment:    The Fund may invest in other investment companies including exchange-traded funds. If applicable, please include the required sub caption and disclosure for acquired fund fees and expenses as set forth in Instruction 3(f)(i) of Form N-1A. In the alternative, please supplementally confirm that if the Fund’s investments in other investment companies is estimated at less than 0.01% that you include such expense, if any, in other expenses.

Response:    Registrant confirms that acquired fund fees from investments in other investment companies is estimated at less than 0.01%, and that any such acquired Fund fees will be included in the “other expenses” line item.

2.	Summary Section of Prospectus – Principal Strategies

SEC Comment:    Please explain the “alpha strategy” of the Fund in Plain English.

Response:    Alpha is in reference to a strategy intended to achieve returns through stock selection while at the same time mitigating market risk. The Registrant will revise the second sentence of principal strategy as follows:

“The Fund seeks to provide higher risk-adjusted returns with lower volatility compared to domestic equity markets. Under normal market conditions, the Fund will establish long and short positions in a portfolio of equity securities of companies of all market capitalizations. The Fund seeks to take long positions in companies the Advisor believes have the potential for above average revenue and earnings growth. The Fund may also take long positions in companies the Advisor believes are overly discounted. The Fund’s long positions are intended to benefit from rising valuations while the Fund’s short positions are intended to benefit from declining valuations or as a hedge against the long positions.”

3.	Summary Section of Prospectus – Principal Strategies

SEC Comment:    The Fund has a depositary receipts risk disclosure noting that the Fund may invest in both sponsored and unsponsored depositary receipts, including American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), and Global Depositary Receipts (“GDRs”). Please include correlating principal strategy for depositary receipts. Please include a corresponding foreign currency strategy and foreign currency risk, if applicable.

Response:    Depositary receipts are included in the list of securities in which the Fund may invest in the last sentence of the first paragraph of the Principal Strategies section of the prospectus. The applicable foreign currency risk is included within the existing Depositary Receipts principal risk disclosure. The Fund does not employ a foreign currency strategy.

4.	Summary Section of Prospectus – Principal Strategies

SEC Comment:    Please revise the second paragraph in the section “Principal Strategies” to Plain English. Please consider separating disclosure into separate paragraphs. Please see Investment Management Guidance Update 2014-08.

Response:    Registrant will revise the second paragraph as follows:

“The use of both long and short positions allows the Advisor to invest based on both its positive and negative views on individual stocks. When the Fund takes a long position in a security, it purchases the security outright. When the Fund takes a short position, it sells a security that the Fund does not own at the current market price and delivers to the buyer a security that the Fund has borrowed. The Fund will sell a security short if it expects that it will be able to purchase the security back at a lower price than the price at which it sold the security short.

The Fund borrows securities to sell short from its custodian through a program under which the custodian acts as the securities lender (the “Enhanced Custody Program”). When the Fund borrows a security to sell short, the Fund is obligated to return the security to the lender, which is accomplished by a later purchase of the security by the Fund. Until the borrowed security is replaced, the Fund is required to pay to the lender amounts equal to any dividends or interest that accrue during the period of the loan. In addition, to borrow the security, the Fund may be required to pay a premium to the lender, and will pay fees in connection with the borrowing, including borrowing costs, financing fees and other charges incurred in maintaining related margin collateral.

The Fund may use all or a portion of the proceeds of its short sales to purchase additional long positions, which may create leverage.

The Fund intends to generally maintain a net long exposure to the equity market (measured as the market value of the long positions minus the market value of the short positions) that is greater than the 0% exposure, but less than 100% exposure provided by a fund that invests only in long positions. Short positions are expected to not exceed 60% of the value of a Fund’s net assets under normal market conditions. The goal is to allow the Fund to benefit from a rising market, although to a lesser extent than a “long-only” fund, while still affording some protection from a falling market because of the Fund’s short positions, which are designed to perform inversely to the market. Accordingly, the Fund is not intended to be a “market neutral” fund (i.e., a fund that is designed to produce a return that is neutral with respect to general stock market movements).”

5.	Summary Section of Prospectus – Principal Strategies

SEC Comment:    The eighth sentence in the second paragraph in the section “Principal Strategies” states: “The Fund intends to generally maintain a net long exposure to the equity market (measured as the market value of the long positions minus the market value of the short positions) that is greater than the 0% exposure which a “market neutral” fund is designed to provide, but less than 100% exposure provided by a fund that invests only in long positions.” Please clarify if the Fund is “market neutral” the current disclosure is unclear.

Response:    See Response 4, above. The Fund is not a market neutral fund.

6.	Summary Section of Prospectus – Principal Strategies

SEC Comment:    Is there an allocation strategy for long positions versus short positions for the Fund? Please add, if applicable.

Response:    There is no allocation strategy for long positions or short positions for the Fund.

7.	Summary Section of Prospectus – Principal Strategies

SEC Comment:    The “Short Sales Risk” in the “Summary-Principal Risks” includes a discussion of leverage. Does the Fund engage in leverage? If yes, please add corresponding principal strategy and principal risk disclosure.

Response:    Other than reinvesting the proceeds from short selling, the Fund does not intend to engage in other types of leverage. The principal strategy has been clarified that the Fund may use all or a portion of the proceeds of its short sales to purchase additional long positions which may create leverage. The disclosure for short sale risks already discusses the risk of leverage in connection with short sales, including the potential for magnifying gains and losses.

8.	Summary Section of Prospectus – Principal Strategies

SEC Comment:    Given the Fund’s strategy, does the Fund engage in active and frequent trading? If yes, please add disclosure to principal strategies and a corresponding principal risk. If not, please explain supplementally to the SEC why this is not applicable.

Response:    The Fund is not expected to engage in active or frequent trading.

9.	Summary Section of Prospectus – Principal Strategies

SEC Comment:    Under the “Short Sales Risk” in the section “Additional Information about the Funds – Additional Information about Investment Strategies and Risks” the disclosure states that: “To facilitate the Fund’s short sale strategy, the Fund borrows the securities through an enhanced custody program offered by the Fund’s custodian, and sells short those borrowed securities.” Please include a summary of enhanced custody in the principal strategies and a corresponding principal risk.

Response:    First, See Response 4, above Registrant has added the following to the principal strategies section of the prospectus:

“The Fund borrows securities to sell short from its custodian through a program under which the custodian acts as the securities lender (the “Enhanced Custody Program”).”

Second, Registrant will revise the first sentence of the third paragraph under the Short Sales Risk disclosure in the Additional Information section of the prospectus as follows:

“To facilitate the Fund’s short sale strategy, the Fund borrows securities through the Enhanced Custody Program offered by the Fund’s custodian.”

Third, Registrant will add the following to the Short Sales Risk principal risk disclosure:

“To facilitate the Fund’s short sale strategy, the Fund borrows securities through the Enhanced Custody Program offered by the custodian. Under an agreement between the custodian and the Fund, the custodian will act as the lender of the securities the Fund intends to sell short. Participation in the program entails various risks including: (a) there is no guarantee that the lender has access to all securities the Fund may sell short or borrowed securities may have to be returned earlier than anticipated which may impact the Fund’s ability to execute its stated investment strategy; (b) borrowing costs and associated fees and loan rates may not be favorable or may change resulting in greater costs to the Fund than originally anticipated which may impact the ability of the Fund to execute its stated investment objective; (c) credit risk of the custodian to the extent the value of the collateral provided to the custodian exceeds the value of the borrowed securities provided to the Funds; (d) operational risk of the custodian in administering its program, such as administrative errors with trade settlements or calculating the value of collateral or borrowed securities; and (e) the custodian may discontinue the Enhanced Custody Program, eliminating the Fund’s ability to borrow securities to sell short.”

10.	Summary Section of Prospectus – Principal Risks

SEC Comment:    There is a small- and mid-cap company stock risk, growth stock risk and liquidity risk in the “Principal Risks” section.

Does the small- and mid-cap company stock risk include micro cap companies? If applicable, please include in principal strategies.

Please include corresponding strategy for growth companies. Please include corresponding strategy for liquidity and include securities for this strategy.

Response:    Liquidity is a principal risk of the Fund as part of investing in equity securities, but it is not a strategy of the Fund to invest in illiquid securities. See Response 2, above: The Fund seeks to take long positions in companies the Advisor believes have the potential for above average revenue and earnings growth, i.e. growth companies. Additionally, the Fund is an all-cap fund. Registrant will add the following to the Principal Risks section of the prospectus.

“Micro Cap Company Stock Risk. Micro cap stocks are subject to substantially greater risks of loss and price fluctuations due to changing economic conditions and market downturns because the issuers often have narrow markets for their products and services, fewer product lines, and more limited managerial and financial resources than larger issuers. In addition, shares of micro cap companies tend to trade less frequently than those of large cap companies. The stocks of micro cap companies may therefore be more volatile and the ability to sell these stocks at a desirable time or price may be more limited.”

11.	Prospectus – Additional Information about the Funds – Additional Information about Investment Strategies and Risks

SEC Comment:    Please relocate any non-principal investment strategies to the Statement of Additional Information. Item 9 disclosure should be related to further description of the Fund’s principal investment strategies. Please see Instruction 2 to Item 9(b) of Form N-1A and Note 12 of IM Guidance Update No. 2014-08.

Response:    Although Item 9 requires the Fund to describe its principal investment strategies, general instruction C(3)(b) provides that a Fund may include information in the prospectus that is not otherwise required. In IM Guidance Update No. 2014-08, the staff recognized that in this regard, many funds include in their prospectus additional information related to strategies and risks that are not principal. To avoid ambiguity as to strategies and risks that are principal and those that are non-principal, the staff noted that the staff would comment that funds should distinguish which of the strategies and risks are principal and which are not principal. The information in the section entitled “Additional Information about Investment Strategies and Risks” supplements the principal risk disclosure in the summaries and also provides additional information related to non-principal strategies and risks but clearly identifies which strategies and risks are considered non-principal consistent with the guidance. In accordance with instruction C(3)(b) and the guidance, Registrant respectfully will retain a discussion of certain non-principal strategies of the Fund in the prospectus.

12.	Prospectus – Additional Information about the Funds – Additional Information about Investment Strategies and Risks

SEC Comment:    Please correlate Item 4 “Summary-Principal Strategies” and “Summary-Principal Risks” to include corresponding disclosure regarding foreign securities.

Response:    It is not a principal investment strategy of the Fund to invest directly in foreign securities; however, the Fund may invest in depositary receipts as a principal strategy through which the Fund may incur foreign securities risk. Accordingly, the Fund has clarified the foreign securities risk exposure with investments in depositary receipts. The Fund has added the following disclosure:

“Foreign Securities Risk. The Fund may invest in depositary receipts, which are negotiable certificates typically issued by a bank representing stock owned in a foreign company. Foreign securities are generally more volatile and less liquid than U.S. securities. Further, foreign securities may be subject to additional risks not associated with investments in U.S. securities. Differences in the economic and political environment, the amount of available public information, the amount of taxation, limitations on the use or transfer of Fund assets, the degree of market regulation, settlement practices, the potential for permanent or temporary termination of trading, and financial reporting, accounting and auditing standards, and, in the case of foreign currency-denominated securities, fluctuations in currency exchange rates, can have a significant effect on the value of a foreign security. Additionally, certain countries may restrict foreign investment in their securities and may utilize formal or informal currency-exchange controls or “capital controls.” Capital controls may impose restrictions on the Fund’s ability to repatriate investments or income. Such capital controls can also have a significant effect on the value of the Fund’s holdings.”

13.    SEC Comment:    Please confirm supplementally that the registration statement complies with the disclosure required by Form N-1A including Item 4, Item 9 and Item 16.

Response:    Registrant confirms the registration statement complies with the disclosure required by Form N-1A Item 4, Item 9 and Item 16.

Please note attached is a blacklined copy of the prospectus for the Fund showing changes from the prospectus for the Fund filed in PEA 115.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine Hayes

Vice President

cc:    R. Biles